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                               EXHIBIT (a) (6)

                 Text of Press Release Dated September 3, 1999


FOR IMMEDIATE RELEASE                           CONTACT: James J. Boyne
                                                         (630) 684-6327


                      VAN KAMPEN SENIOR FLOATING RATE FUND
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        OAKBROOK TERRACE, IL, September 3, 1999 -- Van Kampen Senior Floating Rate Fund announced today the final results of its tender offer for approximately seven percent of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Standard Time, on August 20, 1999.

        The Fund said that 6,633,224 common shares, or approximately four and a half percent of the Fund's common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 6,633,224 common shares tendered were purchased at a price of $10.03 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Fund's current prospectus, the Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Fund commenced operations on March 27, 1998 and had net assets of approximately $1,538,785,710 as of August 20, 1999.

        Van Kampen Senior Floating Rate Fund is advised and distributed by subsidiaries of Van Kampen Investments Inc.("Van Kampen"), a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $75 billion under management or supervision. Van Kampen's more than 50 open-end and 39 closed-end funds and more than 2,500 unit investment trusts are professionally distributed by leading financial advisers nationwide. Van Kampen is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.